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KOOR INDUSTRIES' CREDIT RATING UPDATED TO 'A' BY MAALOT - THE ISRAEL SECURITIES
RATING CO. LTD.

ROSH HA'AYIN, Israel - February 25, 2004 - Koor Industries (NYSE: KOR), a leading Israeli investment holding company, announced today that MAALOT - The Israel Securities Rating Company Ltd., has upgraded Koor Industries' credit rating to 'A'. The company's previous credit rating was 'A-'.

The company requested the rating in order to consider a possible private placement of debentures at some point in the future.

Jonathan Kolber, Chief Executive Officer of Koor Industries said today, "We requested the rating due to the possibility that we may choose to leverage on the current capital markets and improvement in our share price to further restructure our debt. The current upgrade is further indication of the strong improvement in Koor's financial position."

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
http://www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.